SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VONAGE HOLDINGS CORP.

(Name of Subject Company (Issuer))

VONAGE HOLDINGS CORP.

(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010

(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41

(CUSIP Numbers of Class of Securities)

John S. Rego

Executive Vice President, Chief Financial Officer and Treasurer

Vonage Holdings Corp.

23 Main Street, Holmdel, NJ 07733

(732) 528-2600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Filing Persons)

Copy to:

James S. Scott Sr., Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10021

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$256,980,309	$10,100

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $253,460,031 principal amount of 5% Senior Unsecured Convertible Notes due 2010 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. The amount of the filing fee, $39.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Vonage Holdings Corp., a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s 5% Senior Unsecured Convertible Notes due 2010 (the “Notes”) validly tendered and accepted. The Notes were issued by the Company on December 16, 2005, January 3, 2006 and January 31, 2006. The offer is made upon the terms and subject to the conditions contained in the Offer to Purchase dated July 30, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”).

The Offer is conditioned upon (a) $185,000,000 minimum principal amount of Notes being validly tendered and not properly withdrawn, (b) the receipt by Vonage of the proceeds of the financing contemplated by the commitment letter, dated July 22, 2008 between Vonage and Silver Point Finance, LLC and (c) the satisfaction of the other conditions to the Offer set forth in the Offer to Purchase. No assurances can be given that the Company will be able to consummate the financing on commercially reasonable terms or at all.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference in response to this Item 1.

Item 2.	Subject Company Information.

a. Name and address. The issuer of the Notes that are subject to the Offer is Vonage Holdings Corp., a Delaware corporation. The address and telephone number of its principal executive offices are 23 Main Street, Holmdel, NJ 07733, telephone (732) 528-2600.

b. Securities. The subject class of securities is the 5% Senior Unsecured Convertible Notes due 2010 of the Company. As of July 30, 2008, there was outstanding $253,460,031 aggregate principal amount of the Notes.

c. Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. There is, however, no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above and are incorporated herein by reference.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The address for each such person is: c/o Vonage Holdings Corp., 23 Main Street, Holmdel, NJ 07733 and the telephone number for each such person is: (732) 528-2600.

Name	Office
Marc Lefar	Director, Chief Executive Officer
John S. Rego	Executive Vice President, Chief Financial Officer and Treasurer
Louis A. Mamakos	Chief Technology Officer
Jamie E. Haenggi	Chief Marketing Officer
Peter Barris	Director
Jeffrey A. Citron	Director, Chairman
Morton David	Director

Michael A. Krupka	Director
J. Sanford Miller	Director
Jeffrey J. Misner	Director
Governor Thomas J. Ridge	Director
John J. Roberts	Director

Item 4.	Terms of the Transaction.

a. Material terms.

(1) Tender offers. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Terms of the Offer,” “Certain Significant Considerations” and “Material United States Federal Income Tax Consequences,” is incorporated herein by reference.

(2) Mergers or similar transactions. Not applicable.

b. Purchases. The information set forth in the Offer to Purchase, most specifically under the section captioned “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

e. Agreements Involving the Subject Company’s Securities.

The Company is party to the following agreement relating to the Notes:

(a) Registration Rights Agreement, dated December 16, 2005, with certain holders of the Notes, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference. The Form of the Notes is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.

The description of the Registration Rights Agreement is set forth under the caption “Description of Capital Stock” and the description of the Notes is set forth under the caption “Description of Senior Unsecured Convertible Notes” in the Company’s Registration Statement on Form S-1 filed with the Commission on February 8, 2006 (File No. 333-131659) in the form in which it became effective and is incorporated herein by reference.

The Company is party to the following equity compensation plans:

(b) 2001 Stock Incentive Plan, which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference. The forms relating to the 2001 Stock Incentive Plan are filed as Exhibits (d)(6) through (d)(8) to this Schedule TO and are incorporated herein by reference.

(c) 2006 Stock Incentive Plan, which is filed as Exhibit (d)(9) to this Schedule TO and is incorporated herein by reference. The forms relating to the 2001 Stock Incentive Plan are filed as Exhibits (d)(10) through (d)(14) to this Schedule TO and are incorporated herein by reference.

(d) On July 1, 2008, the Compensation Committee of the Company’s Board of Directors (the “Board”) authorized the Company’s Non-Executive Director Compensation Program. In addition to granting other forms of compensation, Non-Executive Director Compensation Program sets forth the equity compensation component payable to non-executive directors. Upon election to the Board, each non-executive director will, as of the date the director is first elected to the Board, receive 90,000 non-qualified stock options, which will vest quarterly after the first year over a four-year period. In addition, each independent director, who has served on the Board for the entire previous quarter, will receive an annual equity compensation grant consisting of 30,000 non-qualified stock options and 30,000 restricted shares, each granted quarterly on the first day of each quarter. Options will be adjusted as determined by the Board for any stock dividends, combinations, splits, recapitalizations and the like. All options granted vest and become exercisable as of the effective date of a change of control, as defined in the 2006 Stock Incentive Plan. The vested option exercise period after termination of service on the Board was increased from 1 to 2 years. All options have terms of 10 years from date of grant. Non-Executive Director Compensation Program, which is filed as Exhibit (d)(15) to this Schedule TO and is incorporated herein by reference.

The description of the 2001 and 2006 Stock Incentive Plans is set forth under the caption “Note 9: Employee Benefit Plans” in the Company’s Annual Report on Form 10-K filed with the Commission on April 17, 2007 (File No. 001-32887) in the form in which it became effective and is incorporated herein by reference.

The Company is party to the following agreements relating to its capital stock:

(e) Stock Purchase Warrant to Purchase Common Stock of the Company, which is filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.

(f) Stock Purchase Warrant to Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of the Company, which is filed as Exhibit (d)(4) to this Schedule TO and is incorporated herein by reference.

(g) Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, which is filed as Exhibit (d)(16) to this Schedule TO and is incorporated herein by reference.

(h) Written Consent of the Vonage Holdings Corp. and Certain Stockholders, dated November 13, 2006, to amend the Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, which is filed as Exhibit (d)(17) to this Schedule TO and is incorporated herein by reference.

The description of the Stock Purchase Warrant to Purchase Common Stock of the Company, the Stock Purchase Warrant to Purchase Shares of Series A-2 Convertible Preferred Stock and the Third Amended and Restated Investors’ Right Agreement is set forth under the caption “Certain Relationships and Related Party Transactions” in the Company’s Registration Statement on Form S-1 filed with the Commission on February 8, 2006 (File No. 333-131659) in the form in which it became effective and is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plan or Proposals.

a. Purposes. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Summary Term Sheet—Why is Vonage making the Offer?” and “Purpose of the Offer,” is incorporated herein by reference.

b. Use of Securities Acquired. The Notes acquired pursuant to the Offer will be retired and cancelled and will cease to be outstanding.

c. Plans. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Source and Amount of Funds” and “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

a. Source of Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.

b. Conditions. The information set forth in the Offer to Purchase, most specifically under the section captioned “Terms of the Offer—Conditions to the Offer,” is incorporated herein by reference.

d. Borrowed Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

a. Securities ownership. The information set forth in the Offer to Purchase, most specifically under the section captioned “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements,” is incorporated herein by reference.

b. Securities transactions. The information set forth in the Offer to Purchase, most specifically under the section captioned “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements,” is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

a. Solicitations or Recommendations. The information set forth in the Offer to Purchase, most specifically under the section captioned “The Dealer Manager, Depositary and Information Agent,” is incorporated herein by reference.

Item 10.	Financial Statements.

a. Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 under Item 8, Financial Statements and Supplementary Data, and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 under Item 1, Financial Statements, is incorporated herein by reference. At March 31, 2008, the book value per share of the Company’s common stock was $(0.53).

The Company’s deficiency of earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	Three months ended March 31, 2008	Fiscal Years Ended December 31,
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	—	—	—	—	—	—

The ratios are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense of 10% of the total rental expense and preference security dividend requirements of consolidated subsidiaries. Earnings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were insufficient to cover fixed charges by $244.3 million, $319.1 million, $260.4 million, $70.3 million, and $29.5 million, respectively. Earnings for the three months period ended March 31, 2008 were insufficient to cover fixed charges by $3.2 million.

b. Pro Forma Information. Not applicable.

Item 11.	Additional Information.

a. Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase, most specifically under the section captioned “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements,” is incorporated herein by reference.

b. Other material information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 30, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release, dated July 30, 2008.

(b)	None.

(d)(1)	Registration Rights Agreement, dated December 16, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference as Exhibit 10.14 to Amendment No. 1 to the Company’s Form S-1 (No. 333-131659) filed April 7, 2006).

(d)(2)	Form of Senior Unsecured Convertible Note issued pursuant to the Securities Purchase Agreement (incorporated by reference as Exhibit 4.2 to Amendment No. 1 to the Company’s Form S-1 filed April 7, 2006).

(d)(3)	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.3 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006)

(d)(4)	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.4 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(5)	2001 Stock Incentive Plan of Vonage Holdings Corp. (incorporated by reference as Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(6)	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(7)	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(8)	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(9)	2006 Incentive Plan (incorporated by reference as Exhibit 10.20 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(10)	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.27 to the Company’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(11)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.28 to the Company’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(12)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.29 to the Company’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(13)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.30 to the Company’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(14)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.31 to the Company’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(15)	Non-Executive Director Compensation Program effective July 1, 2008 (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on May 12, 2008).

(d)(16)	Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference as Exhibit 10.12 to Amendment No. 4 of the Company’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(17)	Written Consent of Vonage Holdings Corp. and Certain Stockholders to amend the Third Amended and Restated Investors’ Rights Agreement dated April 27, 2005, as amended, dated November 13, 2006 (incorporated by reference as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-32887) filed on November 14, 2006).

(g)	None.

(h)	None.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VONAGE HOLDINGS CORP.

By:	/S/ JOHN S. REGO
Name:	John S. Rego
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: July 30, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 30, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release, dated July 30, 2008.

(b)	None.

(d)(1)	Registration Rights Agreement, dated December 16, 2005, among Vonage Holdings Corp. and the signatories thereto (previously filed as Exhibit 10.14 to the Company’s Form S-1 (No. 333-131659) filed April 7, 2006 and incorporated herein by reference).

(d)(2)	Form of Senior Unsecured Convertible Note issued pursuant to the Securities Purchase Agreement (incorporated by reference as Exhibit 4.2 to Amendment No. 1 to the Company’s Form S-1 filed April 7, 2006).

(d)(3)	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.3 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006)

(d)(4)	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.4 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(5)	2001 Stock Incentive Plan of Vonage Holdings Corp. (incorporated by reference as Exhibit 10.1 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(6)	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.2 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(7)	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.3 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(8)	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.4 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).

(d)(9)	2006 Incentive Plan (incorporated by reference as Exhibit 10.20 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(10)	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.27 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(11)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.28 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(12)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.29 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(13)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.30 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(14)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.31 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).

(d)(15)	Non-Executive Director Compensation Program effective July 1, 2008 (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on May 12, 2007).

(d)(16)	Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).

(d)(17)	Written Consent of Vonage Holdings Corp. and Certain Stockholders to the amendment to the Third Amended and Restated Investors’ Rights Agreement dated April 27, 2005, as amended, dated November 13, 2006 (incorporated by reference to Vonage Holding Corp.’s Current Report on Form 8-K (File No. 001-32887) filed on November 14, 2006).

(g)	None.

(h)	None.